SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)
             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)1


                        INTERNEURON PHARMACEUTICALS, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)


                                   460573 10 8
                                 (CUSIP Number)


1   The  remainder  of this  cover  page  shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 460573 10 8              13G                        PAGE 2 OF 5 PAGES


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lindsay Rosenwald, M.D.
           ###-##-####

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_|

                                                             (b) |_|
3          SEC USE ONLY



4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States


 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:



5          SOLE VOTING POWER

           2,580,152


6          SHARED VOTING POWER

           0

7         SOLE DISPOSITIVE POWER

           2,580,152

8         SHARED DISPOSITIVE POWER

           0

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,580,152

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      |X|

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.3%

12         TYPE OF REPORTING PERSON*

           IN


SEC 174__ (6-__)                      *  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                       Page 3 of 5
Item 1(a).      Name of Issuer :

                Interneuron Pharmaceuticals, Inc. (the "Issuer")


Item 1(b).      Address of Issuer's Principal Executive Offices:

                One Ledgemont Center
                99 Hayden Avenue
                Lexington, Massachusetts 02173


Item 2(a).      Name of Person Filing:

                Lindsay Rosenwald, M.D.


Item 2(b).      Address of Principal Business Office or if none, Residence:

                787 Seventh Avenue
                New York, New York 10019


Item 2(c).      Citizenship:

                United States

Item 2(d).      Title of Class of Securities:

                Common Stock, $.001 par value ("Shares")

Item 2(e).      CUSIP Number:

                460573 10 8

Item 3.         Not Applicable

Item 4.  Ownership:

         (a) As of December 31, 1996 Dr. Rosenwald beneficially owned 2,580,152 Shares.

                  Includes (i) 7,671 Shares issuable upon exercise of outstanding warrants and (ii) 60,000 Shares issuable upon exercise of options which are exercisable within 60 days. Excludes (i) 100,000 Shares issuable upon exercise of options which, as of December 31, 1996, were not exercisable within 60 days, (ii) 658,481 Shares owned by Dr. Rosenwald's wife, as to which Shares Dr. Rosenwald disclaims beneficial ownership and
                  (ii) 37,800 Shares owned by two limited partnerships, the limited partners of which include Dr. Rosenwald's wife and children, as to which Shares Dr. Rosenwald disclaims beneficial ownership.

         (b)      Percent of Class: 6.3%.

         (c)   (i) Number of shares as to which such person has sole power to vote or direct the vote:  2,580,152.

               (ii)-(iv)  Reference is made to items 6-8 of the cover page.

Item 5.        Ownership of Five Percent or Less of a Class

               Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               Not Applicable

Item 7.        Identification and Classification of Subsidiary Which
                Acquired the Securities

               Not Applicable

Item 8.        Identification and Classification of Members of the Group

               Not Applicable

Item 9.         Notice of Dissolution of Group

                Not Applicable

Item 10.        Certification

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 1997
--------------------------------------------
    Date

/s/ Lindsay Rosenwald, M.D.
--------------------------------------------
    Signature


   LINDSAY ROSENWALD, M.D.
---------------------------------------------
         Name/Title